
SEC MAIL PROCESSING
RECEIVED
AUG 18 2003
WASH. D.C.


03059785

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation
The Mead Corporation Employees Stock Purchase Plan
Exact name of registrant
as specified in charter

0001159297
Registrant CIK Number

11-K For 4/30/03
Electronic report, schedule or
registration statement of which
the documents are a part (give period
of report)

333-81634
SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
AUG 20 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, August 14, 2003.

The Mead Corporation Employees
Stock Purchase Plan
(Registrant)

By [signature]
Cynthia A. Niekamp
Chairperson of the Benefit Plans Investment
Policy Committee,
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Plan Year Ended April 30, 2003

MEADWESTVACO CORPORATION
THE MEAD CORPORATION EMPLOYEES STOCK PURCHASE PLAN
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, Connecticut 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for The Mead Corporation Employees Stock Purchase Plan ("Plan"):

Financial Statements | Page No.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
111 Virginia Street
Suite 300
Richmond VA 23219
Telephone (804) 697 1900
Facsimile (804) 697 1999

Report of Independent Auditors

To the Administrator of the
The Mead Corporation Employees Stock Purchase Plan

In our opinion, the accompanying statements of financial condition and statements of income and changes in participants' equity present fairly, in all material respects, the financial condition of The Mead Corporation Employees Stock Purchase Plan (the "Plan") at April 30, 2003 and August 31, 2002, and the results of its operations and changes in participants' equity for the eight months ended April 30, 2003 and the year ended August 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 4 to the financial statements, on February 25, 2003 the Board of Directors of MeadWestvaco Corporation approved a resolution to terminate the Plan, effective April 30, 2003. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2002 financial statements to the liquidation basis used in presenting the 2003 financial statements.



Richmond, Virginia
July 11, 2003

INDEPENDENT AUDITORS' REPORT

Members of the Corporate Benefits Committee
The Mead Corporation Employees Stock Purchase Plan
Dayton, Ohio

We have audited the accompanying statement of income and changes in participants' equity for the year ended August 31, 2001 of The Mead Corporation Employees Stock Purchase Plan (the "Plan"). This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement referred to above presents fairly, in all material respects, the results of the Plan's operations and the changes in participants' equity for the year ended August 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

November 8, 2001
Dayton, Ohio

The Mead Corporation Employees Stock Purchase Plan (In Termination)
Statements of Financial Condition
April 30, 2003 and August 31, 2002

	April 30, 2003	August 31, 2002
Assets		
Company common shares, at fair value (cost $381,133 and $1,240,873 for 2003 and 2002, respectively)	$ 412,070	$ 920,933
Dividends receivable	-	8,379
Money market fund	257,319	39,137
Participants' payroll receivable	143,089	29,279
Company match receivable	94,423	31,410
Interest receivable	58,635	-
	$ 965,536	$ 1,029,138
Liabilities		
Current plan year distribution due to participating employees	965,536	1,029,138
	$ 965,536	$ 1,029,138

The accompanying notes are an integral part of the financial statements.

The Mead Corporation Employees Stock Purchase Plan (In Termination)
Statements of Income and Changes in Participants' Equity
For the Eight Months Ended April 30, 2003 and the Years Ended August 31, 2002 and 2001

	Eight months ended April 30, 2003	Year ended August 31, 2002	2001
Increases in participants' equity			
Investment income - dividends on Company common shares	$ 17,136	$ 27,235	$ 23,039
Interest income	58,635	-	-
Unrealized (depreciation) appreciation of Company common shares, net	120,473	(320,842)	288,470
Contributions and deposits			
Company match	94,423	97,529	119,619
Participating employees	755,379	1,272,162	1,554,846
Total increases	1,046,046	1,076,084	1,985,974
Decreases in participants' equity			
Cash distributions to withdrawn, terminated or deceased employees	21,556	37,682	29,355
Distributions	965,536	9,264	11,743
Company common share distributions			
2,606 shares - 2003	58,954	-	-
44,188 shares - 2002	-	1,029,138	-
58,520 shares - 2001	-	-	1,944,876
Total decreases	1,046,046	1,076,084	1,985,974
Net change in participants' equity	-	-	-
Participants' equity			
Beginning of plan year	-	-	-
End of plan year	$ -	$ -	$ -

The accompanying notes are an integral part of the financial statements.

1. Plan Description

The following description of The Mead Employees Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. On January 29, 2002, The Mead Corporation and Westvaco Corporation completed a merger forming MeadWestvaco Corporation (along with its subsidiaries, the "Company"). At the direction of the Company, the trustee did not purchase Mead common shares from September 1, 2001 through the merger date. Therefore, there was no conversion of Mead common shares to MeadWestvaco common shares necessary. Subsequent to the merger, only MeadWestvaco common shares were purchased.

The Plan permits certain employees of the Company to purchase Company common shares through payroll deductions. Generally, eligible participants must be full-time hourly employees over the age of twenty-one with one year of service and must be employed at a location specified in the Plan and citizens of the United States of America.

The Company makes matching contributions to the Plan on behalf of the participants at a rate of 12.5% of participants' contributions.

The Plan distributes common shares of the Company to participants after the end of each Plan fiscal year. Generally, employees who cease employment or voluntarily withdraw from the Plan during the year receive a cash refund of their contributions.

2. Common Shares of the Company

The principle followed in determining the cost of securities purchased and distributed is average cost. The fair value of the Company's common shares at each date presented was determined using the closing market price on the respective days. The Plan's transactions related to common shares of the Company are as follows:

	Number of Shares	Shares at Cost	Unrealized Appreciation (Depreciation)	Shares at Market Value
Balance - August 31, 2000	52,870	$ 1,720,125	$ (302,548)	$ 1,417,577
Shares purchased	58,807	1,614,559	-	
Shares distributed	(55,506)	(1,727,071)	273,589	
Appreciation	-	-	288,470	
Balance - August 31, 2001	56,171	1,607,613	259,511	$ 1,867,124
Shares purchased	41,891	1,314,589	-	
Shares distributed	(58,520)	(1,681,329)	(258,609)	
Depreciation	-	-	(320,842)	
Balance - August 31, 2002	39,542	1,240,873	(319,940)	$ 920,933
Shares purchased	24,720	527,865	-	
Shares distributed	(46,794)	(1,387,605)	230,404	
Appreciation	-	-	120,473	
Balance - April 30, 2003	17,468	381,133	30,937	$ 412,070

3. Taxes

All of the income of the Plan will be distributed to, and is taxable directly to, the participants. Accordingly, no income will be taxable to the trust which forms a part of the Plan; therefore, no provision for income taxes is required for the Plan. Under the grantor trust rules of the Internal Revenue Code Section 671, the trust, which forms a part of this Plan, is not a tax paying entity. Matching contributions are taxable as additional compensation to the participants.

4. Plan Termination

On February 25, 2003, the Board of Directors approved a resolution to terminate the Plan, effective April 30, 2003. Shares of common stock held by the Plan were sold in May 2003 and all Plan assets are expected to be distributed to participants in proportion to their respective account balances by July 31, 2003.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-81634) of MeadWestvaco Corporation of our report dated July 11, 2003 relating to the financial statements of The Mead Corporation Employees Stock Purchase Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP

Richmond, VA
August 15, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81634) of MeadWestvaco Corporation of our report dated November 8, 2001, appearing in this Annual Report on Form 11-K of The Mead Corporation Employees Stock Purchase Plan for the year ended August 31, 2001.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
August 13, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Ladies and Gentlemen:

The following is the certification required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the annual report of The Mead Corporation Employees Stock Purchase Plan (the "Plan") on Form 11-K for the plan year ended April 30, 2003 as filed with the SEC on the date hereof (the "Report"), each of the undersigned, in the respective capacity set forth below his name, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

Dated: August 14, 2003



Name: Eric J. Lancellotti
Title: Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE MEAD CORPORATION EMPLOYEES STOCK PURCHASE PLAN



By: ____________________
Cynthia A. Niekamp
Chairperson of the Benefit Plans Investment Policy Committee



By: ____________________
Maria L. Payne
Chairperson of the Benefit Plans Administration Committee



By: ____________________
Eric J. Lancellotti
Plan Administrator

Dated: August 14, 2003